Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

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HEW - Q3 2004 Hewitt Associates Earnings Conference Call

Event Date/Time: Jul. 29. 2004 / 8:30AM ET

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HEW - Q3 2004 Hewitt Associates Earnings Conference Call

CORPORATE PARTICIPANTS

Dale Gifford

HEW - Chairman and CEO

Dan DeCanniere

HEW-CFO

Jennifer Rice

HEW - Investor Relations

CONFERENCE CALL PARTICIPANTS

David Farina

William Blair - Analyst

Greg Cappelli

Credit Suisse First Boston - Analyst

Kelly Flynn

UBS-Analyst

Robert Mehl

Robert W Baird - Analyst

April Henry

Morgan Stanley - Analyst

Mark Marcon

Wachovia Securities - Analyst

Ashwin Shirvaikar

Citigroup - Analyst

Scott Shear

Clovis Capital - Analyst

Tien-Tsin Huang

JP Morgan - Analyst

Greg Gould

Goldman Sachs - Analyst

Marta Nichols

Banc of America Securities - Analyst

Adam Waldo

Lehman Brothers - Analyst

Todd Van Fleet

First Analysis - Analyst

PRESENTATION

Operator

Ladies and gentlemen. Thank you for standing by. Welcome to the Hewitt Associates Third Quarter and Fiscal 2004 Earnings conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. Instructions for participation will be given at that time. Should you require assistance during the call please press star, then zero. As a reminder, this conference is being recorded for replay.

I would now like to turn the conference over to Ms. [Jennifer Rice] [ph], Investor Relations. Please go ahead.

Jennifer Rice - HEW- Investor Relations

Good morning. And thank you for joining us. On the call today are Dale Gifford, Hewitt’s Chairman and CEO, and Dan DeCanniere, Hewitt’s CFO.

Before I turn the call over to Dale and Dan, let me highlight that when we discuss revenues we are referring to net revenues, and during this call we’ll discuss core earnings. Core earnings is a non-GAAP financial measure and is defined by excluding amortized compensation expense related to our one-time IPO related grant of restricted stock to employees. We report this measure to provide a better understanding of our underlying operating performance. Please refer to our web site to obtain a copy of our press release that contains a full reconciliation of core earnings to GAAP.

In addition, on this call we may make forward looking statements. Forward-looking statements are subject to a number of risks and uncertainties. Actual results may differ materially. Please refer to our most recent SEC filings for more information on risk factors that could cause actual results to differ.

At the conclusion of the call we’ll conduct a question and answer session. During the q and a session we ask that you please limit yourself to one question out of courtesy to others.

Thank you. And at this point, I’ll turn it over to Dale.

Dale Gifford - HEW - Chairman and CEO

Thanks, Jennifer. And good day, everyone. And thank you for joining us this morning. I’m assuming that you’ve all had a chance to run through our third quarter results, which were good and overall inline with the high end of our expectations. We won two new HR BPO clients. Outsourcing revenues came in slightly higher than we expected. Outsourcing margins were in line, and core earnings were at the high end of expectations. Consulting revenues were slightly below our expectations, however, driven by lower RFM consulting in

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the U.K. and less demand for certain discretionary consulting projects.

All in, revenues increased more than 11 percent, and core earnings increased 8 percent. Outsourcing revenues increased 16 percent, and consulting revenues increased 4 percent. On an organic constant currency basis firm wide revenues increased 5 percent, outsourcing revenues increased 8 percent, and consulting revenues declined 1 percent.

Before I walk you through the results in more detail, let me first give you an update on Exult, clearly an exciting and strategic development within our third quarter. As you all know, we entered into a merger agreement with Exult last month. And while today I’ll be talking about the results of Hewitt on a standalone basis our target which is to be the clear leading provider of HR outsourcing and consulting services will be significantly strengthened by the addition of Exult.

Combining with Exult creates opportunities across many parts of our existing outsourcing business by creating a more comprehensive and flexible offering, by generating more cross-selling opportunities with existing clients, and by increasing our scale. And the more comprehensive offer will also create greater opportunities in our consulting business. The combination will give us more flexibility in how we start broad HR outsourcing relationships with clients, and the speed at which Legacy client systems are replaced by our scaleable and leverageable one-to-many model.

And let me just reiterate here that we remain very much focused on our one-to-many model as the end state. This is a key reason why Exult’s current client relationships, which are individually moving well along their profitability curve, will be able to become even more profitable as part of Hewitt Associates, and especially once Hewitt and Exult can leverage our systems and our processes for benefits, payroll, and work force management.

In fact, our due diligence confirmed that in Exult’s transitional HR BPO arrangement significant annual margin improvement was being realized client by client, driven by process reengineering. Contract cash margins for clients that are past the initial implementation period, which are a closer proxy for margins under Hewitt accounting, are ramping up to levels similar to those in our own benefits outsourcing business, while at the same time achieving client service level requirements and client cost savings goals. As we work out the details of our integration plans we continue to feel positive about achieving the cost synergies we communicated in our June announcement.

And in terms of the marketplace reaction, we’ve talked to Exult’s clients, as well as many of our own clients and prospects, and are hearing very positive feedback about the combination. Clients are pleased by the announcement, as it demonstrates that Hewitt is clearly committed to the HR BPO or work force management space. And clients and prospects are excited about the broader capabilities that the combined entity will have. So all in, we feel very good about how this will position us with clients and prospects, and in turn, fuel our growth. And we’ll talk a bit more about our pipeline in a minute.

As expected, given the short initial announcement, we are still awaiting comments from the SEC on our preliminary proxy/prospectus before we mail out a final version seeking stockholder approval. We’ve already received antitrust clearance, and we continue to believe the transaction is still on track to close around the end of our fiscal year.

Now, let me walk you through our segment results, beginning with outsourcing, which posted slightly higher than expected revenues in the quarter. The drivers of the 16 percent revenue growth in outsourcing in the third quarter were the addition of new client services, and an increase in onetime projects quarter-over-quarter, followed by the impact of last June’s NTRC and Cyborg acquisitions, and an increase in workforce management revenues due to the ramping up of services for our first new client throughout fiscal 2003 and early 2004. It’s now been a full year since we completed these two acquisitions, NTRC and Cyborg, and so I’d like to briefly comment on the strong progress we have made so far achieving our goals.

For NTRC our primary metrics for evaluating the success of the transaction include: first, improved financials; second, client retention; and third, service expansion. We have dramatically improved the financial profile of this business, and are on track for completing all client technology conversions to the Hewitt outsourcing platform by the end of calendar year 2005. As such, for fiscal 2004 we expect NTRC to result in less than the 1 penny of expected dilution, which is ahead of our projection. And for fiscal 2005 we expect it to be neutral to slightly positive.

In terms of client retention we’ve been successful with all of their major clients. And in fact, have retained nearly 90 percent of their overall revenues and participants. Those we haven’t

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retained were mostly very small, single service defined contribution clients, and this was anticipated.

We’ve also started to see early success in cross-selling or expanding services to clients. We expect the majority of this service expansion to occur after these new clients have been up and running on the Hewitt platform for a period of time.

Given the success of this acquisition we will look at adding similar books of benefits business in the future in order to continue to leverage our technology and processes, and drive growth and benefits outsourcing, especially in defined contribution which is much more mature than our other outsourcing services.

In terms of Cyborg, the acquisition of a payroll and HRMS technology platform and business was strategically important in that it provided a means for Hewitt to respond to growing client demand for flexible, cost efficient, and integrated payroll benefits and workforce management services.

Today we continue to see growing market interest in broad integrated HR solutions, as evidenced by our relationship with Sony Electronics, and with TXU, which includes payroll benefits, work force management, and consulting, and with a recently signed six HR BPO clients for which the scope of services includes work force management and payroll.

Our backlog of sold work and pipeline of opportunities for payroll services is building momentum. And so we look forward to continuing to report additional wins and success in payroll in the coming quarters. We also plan to leverage our payroll and HRMS technology with our new combined offer after we complete the Exult merger.

For fiscal 2004 and 2005 we continue to forecast about 3 to 4 cents of dilution from Cyborg, mostly due to amortization of intangibles related to the acquisition. During this past quarter we did pay to about $10m to completely settle the multiyear performance related payments of this acquisition.

Now turning back to some of the details of the third quarter. As I mentioned during the quarter, we did sign two additional HR BPO clients, bringing the total number of HR BPO clients to six before the addition of Exult. One of the new clients is TXU, which we announced publicly in May. And the other firm is undisclosed by name at this time, but we’re very excited about this 10-year contract which covers approximately 20,000 employees in multiple countries. And so we made great progress here during the quarter.

Importantly, the market opportunity for HR BPO continues to increase. We have a larger pipeline on a standalone basis and have seen an increase in the number of discussions with clients, prospects, industry analysts, and sourcing consultants since we made our announcement about TXU and then Exult. We are very pleased with this level of interest in the marketplace, and are optimistic about our growth prospects.

On a standalone basis Hewitt is currently in discussions with significantly more prospects than both a year ago and several months ago. And we have a larger number of prospects that are further along in the process. In fact, we’ve seen this base increase since the TXU and Exult announcements, as a couple of firms that had eliminated Hewitt from the sales process have brought us back in as a very viable contender, given our broader and more flexible offer.

Turning to benefits, participant counts by service area are detailed in the press release, but in total at the end of the third quarter we were serving 18.2m benefits participants, an increase of 10 percent over the third quarter last year. During the third quarter more than 260,000 net new benefits participants went live on our systems. Also, during the quarter we did win the work for one of the higher profile merger and acquisition situations involving two large financial service firms, expanding our health and welfare outsourcing work from one of the pre-merger firms to the full combined organization.

We currently have about 250,000 net participants in backlog for the fourth quarter, which should bring us to about 18.5m benefits participants by the end of the fiscal year. For fiscal 2005 so far we have about a half a million participants in backlog, and we’ll be adding to that over the next few quarters.

The benefits participant backlog is down from year ago levels, and we believe this is in part due to the number of clients deferring decision on benefits only deals, in order to step back and look at all of HR. This trend is actually evidenced by the increased number of bundled deals that we have recently seen, like TXU, and that we continue to see in our pipeline. We also are seeing a slightly smaller average sized client than in the past, and believe this is just a timing issue. I do also want to mention that our retention rate remains strong at 95 percent plus.

Now in terms of the benefits pipeline we currently have more than 80 RFPs outstanding, or proposals outstanding, covering approximately 2.5m benefits participants.

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In terms of outsourcing margins, they were up year over year before the investments to build-out our work force management and payroll business. Including these investments they were down a half a percentage point.

Turning now to our outlook for outsourcing for the rest of the fiscal 2004, with only one quarter left and due to higher than previously forecasted outsourcing revenue growth for the back half of 2004 we have increased our outsourcing revenue guidance for the full year to around 14 percent growth. We continue to expect margins to be up from 2003 and in the neighborhood of 20 percent, even as 2004 continues to bean important investment year for us.

Let me now turn to our consulting business. Consulting revenues increased 4 percent on a reported basis, and on an organic constant currency basis declined 1 percent. On this basis consulting revenue was a little below our expectations. The slight decline in overall consulting organic revenues during the quarter was primarily the result of very small decreases to fairly flat revenues across retirement and financial management, health management, and all other consulting.

Health management had a particularly difficult comparison in the prior year quarter. On a reported basis RFM increased in the mid single digits and all other consulting increased in the low single digits, primarily due to foreign currency movement.

Consulting margins were 18.3 percent in the quarter, compared to 19.1 percent in the prior year quarter. The decline in margin was due to foreign earnings mix, higher compensation and occupancy costs in Europe, and increased amortization expense for U.K. based intangibles, which began in the fourth quarter of fiscal 2003. At this point we have narrowed our expectation for consulting revenue growth. We’re now expecting growth in fiscal 2004 between 4 and 6 percent, versus 4 to 8 percent. Given the lower end of the range we now expect consulting margins to be slightly lower than we had previously expected for the year.

In terms of the total Company for fiscal 2004 we have also tightened our firm wide revenue growth expectations from 10 to 11 percent growth, to be at the high end of this, around 11 percent. We continue to expect core earnings per share in the low $1.30’s, and operating margins including unallocated shared service costs should be about even with fiscal 2003 levels, of about 11 percent, as significant strategic investments in our future revenue growth and in streamlining our cost structure continue.

At this point, I’m going to turn the call over to Dan so he can walk through a few more of the financial details.

Dan DeCanniere - HEW - CFO

Thank you, Dale.

I’ll give a bit more detail on our income statement, beginning with the compensation and related expense line item. Compensation related expenses increased as a percentage of revenues in the quarter to 65 percent from around 64.5 percent in the prior year quarter. Most of this increase is in our outsourcing business, and relates to the NTRC and Cyborg acquisitions, and new staff to support growth in our work force management business.

The higher compensation from increased headcount was partially offset by lower other costs to serve clients, which has resulted from our continued effort to increase productivity and leverage technology. Excluding the affects of acquisitions and the unfavorable affects of foreign currency translation, compensation related expenses increased 5 percent versus the reported 12.5 percent.

Other operating expenses, which include technology, occupancy, and related direct client service costs, declined in the quarter to 18.7 percent from 19.5 percent. The decline was largely due to the affects of leveraging our scale, with revenues growing at a much faster rate than these costs, as well as decreases in depreciation on computer equipment, telecommunications expenses, and outside vendor expenses, which mostly offset increases due to acquisitions.

SG&A expenses increased to 5.8 percent of revenues versus 5.2 percent last year. The increase was primarily due to the inclusion of SG&A costs from businesses we acquired in 2003 and ‘04, and increased advertising costs, and an increase in the amortization of intangible assets. In total, operating expenses excluding the pretax expenses for the onetime IPO related grant of restricted stock to employees stayed relatively flat as a percentage of revenues.

Core operating income increased 7 percent to 58m, from 54m, and core operating margin decreased to 10.5 percent from 10.9 percent. Again, primarily the result of the investments in our work force management and payroll

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businesses, as well as investment in our international benefits outsourcing business and lower consulting margins.

Turning to cash flow, cash flow from operations was 70m in the quarter, compared to 100m in the year ago quarter. Free cash flow, defined as cash flow from operations, net of cash used in investing activities but excluding cash used for acquisitions was 55m in the quarter, which compared to 88m in the prior year quarter. Last year was a much stronger than normal cash flow quarter. This year was more in line and on track with our expectations for the full year. We continue to expect free cash flow excluding cash paid for acquisitions for fiscal 2004 to be between 160m and 175m. The fourth quarter is generally a very strong cash flow quarter for us.

Capital expenditures for the quarter were 16m. This is comprised of property, and equipment, and software, and you will recall, that software is part of the other assets line on the statement of cash flows.

With that, I’ll ask the Operator to begin the question and answer period.

QUESTIONS AND ANSWERS

Operator

[Caller instructions.]

We’ll open the line of David Farina from William Blair. Please go ahead.

David Farina - William Blair - Analyst

Good morning. You guys said, or previously that the - you thought the discretionary project in the consulting business would be helped by a better economy. And I think you were talking about that at the Analysts Meeting. And yet we’re not seeing that. Can you talk about why maybe this discretionary business still isn’t showing up yet, in your opinion?

Dale Gifford - HEW - Chairman and CEO

Sure, let me comment on that, David. We continue to believe that our business is influenced by the state of the economy. It’s certainly influenced by the amount of activity that our clients are experiencing, whether it’s merger and acquisition activity, or benefits and compensation, and HR program design activity. But it’s also influenced by the tightness of the budgets and the financial constraints that they’re under.

Overall, client budgets continue to be very tight. There’s continuing pressure at our clients’ major organizations everywhere on spending for anything other than the most urgent projects. And I’d say particularly in our retirement area, some of the retirement design work continues to be postponed, you know, put off because of some of the continuing uncertainty from a U.S. perspective on the views of cash balance plans, and the lack of clarity coming out of Congress or the Treasury Department here. That has clearly influenced some of our plan design consulting work and also some of our communication work. We’re not helping clients to communicate as many of the program changes as we, you know, do in a more typical time period.

There’s also one aspect in the U.K. in terms of our retirement and financial management consulting that had been very robust in 2003, considerably softer in 2004. Based on some legislative requirements and changes we’re expecting that to ramp-up again somewhat in 2005. And a number of our RFM consultants in the U.K. are especially dedicating some time to help out on some of our outsourcing implementations in the retirement area, but that shows up in our outsourcing revenues rather than our consulting revenue.

David Farina - William Blair - Analyst

Thank you.

Operator

We’ll open the line of Greg Cappelli with Credit Suisse First Boston. Please go ahead.

Greg Cappelli - Credit Suisse First Boston - Analyst

Good morning. Dale, I think one of the most interesting things you said in your prepared remarks was that certain firms had eliminated you previously from the bidding process on some of the new contracts, and have since asked you back. I guess since your deal with TXU and the merger, post-merger. And I’m just curious, can you comment on these situations if, you know, the economics in terms of capital outlays, you know, and just the overall economics of the deals are as attractive as when you were initially bidding on them?

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Dale Gifford - HEW-Chairman and CEO

Let me comment there. We’d like to not necessarily think that we were eliminated, we’d like to just think that we didn’t make the finals. There usually is a two or three-tier, you know, process that would get down to, you know, two or three finalists organizations.

And there are a couple of situations where, you know, we didn’t make the last cut, but now because of the greater, you know, flexibility and breadth of capabilities we have been invited back in as sort of an additional finalist in the process.

It’s not necessarily because there is a different model that we are proposing here but it’s just an understanding that we have a greater range, a greater flexibility, we can transition clients in different ways, both initially and then ongoing. And it also does say something stronger about our commitment to not only being a player in this but being, you know, the lead player in this.

These situations as we come back in are not different from an economics point of view. We are not involved in, you know, situations where there’s any significant capital outlay on the front side. We’re not buying existing client systems. And so it’s, the economics have not changed by our being brought back in, other than we’re viewed as a more attractive alternative.

A lot of the decisions, while price is obviously always factor, a lot of it’s based on reputation, view of capability and commitment to this area, and so I think that’s been a big influence here.

Greg Cappelli - Credit Suisse First Boston - Analyst

Okay. That’s very helpful. Thanks.

Operator

Thank you. We’ll next go to the line of Kelly Flynn with UBS. Please go ahead.

Kelly Flynn - UBS - Analyst

Thanks. Hopefully, you can give an update on the integration that you’ve assessed so far, at least with Exult. Can you get into more detail on kind of, you know, what you’ve done since you announced the deal? You still seem confident that, you know, it’s going smoothly. Could you just maybe highlight what things look like, and that’ll be easier to integrate, versus what will be more difficult? And also just reaffirm that the dilution expectations are still consistent with what they were when you announced the deal? And then I have a follow-up. Thanks.

Dale Gifford - HEW - Chairman and CEO

Okay. We have had and are continuing to have a very aggressive integration process. We have identified actually about 12 different teams in a matrix way that are staffed by Hewitt folks, as well as Exult folks. Working on integration and how the business models will work together. Working on culture integration issues. Working on capturing the cost synergies. Working on getting out to the marketplace. You know, looking at all of the various aspects of this.

I’d say there was a great deal of work that was done in the due diligence process, but this is just taking it to a different level to make sure that we are absolutely focused on what we need to be focused on, which includes making sure that our existing clients and their existing clients feel very well attended, very well taken care of during this process.

We continue to, with that integration process, those integration teams, as well as with the extensive discussions we’ve had with their clients, with many of our clients, with a lot of our joint prospects, to feel very good about the views from the due diligence process and what we have communicated, in terms of the power of this in the marketplace, the attractiveness to clients and prospects, as well as our being able to achieve the cost synergies which — what we’ve communicated is certainly a bit less than what our internal targets are here. You know, looking at facilities integration, and other sorts of things.

And we have seen, as it was mentioned, certainly no reduction in the pipeline because of the integration. In fact, we’ve seen a lot more excitement and increases in the pipeline, as well as a lot of very positive comments and observations from sourcing consultants and industry analysts. Of course, none of them have to worry about things like earnings per share, and, you know, integration costs, and those sorts of things. They’re looking at it more from the capability point of view.

But I’d say the integration process, the continuing work here, has all reinforced our confidence in being able to at least

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achieve the kinds of numbers from a cost savings point of view, and from an increasing business point of view that we outlined in our press release and conference call a month ago. We have teamed up on some pitches, you know together, some opportunities together. We’re looking at what the capabilities will be on a post-merger basis.

Kelly Flynn - UBS-Analyst

Okay. Great. And just a follow-up, since you announced the deal have you changed, or have you seen any change rather in the activity on the competitive front? Specifically, you know, do you think any of your competitors have changed their go-to-market strategy a bit since finding out that you’re going to combine with Exult?

Dale Gifford - HEW- Chairman and CEO

I don’t think that there’s been anything that we’ve obviously seen in the promotional process. I think there is a broad awareness that our model has a great deal more breadth and flexibility than any of the models that had been out there before, including the Hewitt model and the Exult model. And so I suspect that has a few people speculating on what their response should be. But 1 don’t think we’ve actually seen anything obviously different in the marketplace from our competitors at this point.

Kelly Flynn - UBS - Analyst

Okay. What about on the negative side? Are you hearing from any clients that your competitors are positioning the deal as something that will be hard to actually integrate, or are you hearing mostly, you know, positive buzz even from the competitors?

Dale Gifford - HEW - Chairman and CEO

Oh, I’d love to say that we’re hearing positive buzz from the competitors but I think that would probably be overstating it.

Kelly Flynn - UBS - Analyst

Yes.

Dale Gifford - HEW - Chairman and CEO

I’m sure that our competitors are probably finding whatever opportunities they can to be able to at least subtlety suggest that, you know, there will be challenges for us, and whatever they can do to, you know, better position themselves. You know, we’re reassuring our clients that we’re very focused on this, that both in terms of the existing clients, as well as the added capability as we bring these organizations together. But we like where we’re positioned, very well.

Kelly Flynn - UBS - Analyst

Okay. Great. Thanks a lot, you guys.

Operator

Thank you. We’ll open the line of Randy Mehl with Robert W Baird.

Robert Mehl - Robert W Baird - Analyst

Yeah, good morning. And nice performance in the quarter. I wanted to follow-up on your comments regarding Northern Trust. You’ve characterized the defined contribution outsourcing business as price competitive, and I think an area with limited growth, or at least limited organic growth. What makes this an attractive area for acquisitions?

Dale Gifford - HEW- Chairman and CEO

Actually the pricing is pretty stable in this area. The way technology has been used, who the players are, it’s been a very mature, you know, pretty saturated market for a considerable period of time, with lots of organizations that are providing services, including a lot of financial services organizations.

What I think is attractive for us is the ability to in some cases take over groups of clients from some organizations that, you know, decide that this is not a strategic direction for them, where their scale, their size, and the technology investments they need to make to keep up with us and the other major players would be very challenging. And so that has given us opportunities with NTRC, with the National City before that, there were some of the larger Met Life clients even before that, to be able to kind of bring on additional hundreds of thousands or more participants on to our existing systems,

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and being able to leverage our technology investments, et cetera, over that.

We certainly also see an opportunity when we bring on single service clients like that to be able to add to the services that we provide, to be able to integrate that with defined benefit outsourcing, or to be able to integrate that with some of our consulting, or in some cases with payroll or other kinds of services.

And so we – it is a mature business in that almost everybody who is going to outsource is already outsourced, though there are opportunities to capture market share from others, and sometimes these group situations like NTRC are an attractive way to do that. In fact, maybe even more attractive, more cost efficient than acquiring all of those clients just one at a time.

It also does for some of those organizations provide better career opportunities for their people, to be able to be doing these services in an organization that focuses on outsourcing rather than other kinds of unrelated services.

Robert Mehl - Robert W Baird - Analyst

Okay. Thanks. And just one follow-up. Could you provide an update on timing and target magnitude of the buyback program, share buyback?

Dale Gifford - HEW - Chairman and CEO

For a combination of both practical and legal reasons we have not been acquiring shares, and don’t expect to be acquiring shares until at least after the voting on the merger is completed. And so we are not doing that now, would not expect probably until after the merger is completed to be out purchasing shares. And are still the looking and will be looking at what’s the best way to do that, and what’s the right way to balance between shares that might be purchased in the open market and those that might be purchased from some of the B and C shareholders.

Robert Mehl - Robert W Baird - Analyst

Okay. Thank you very much. I appreciate it.

Operator

Thank you. We’ll open the line of April Henry from Morgan Stanley. Please go ahead.

April Henry - Morgan Stanley - Analyst

Hi. On the revenue participant side, wondering if I’m getting it right that there was a bit of an increase there, and was that just, was that mix driven or was there some other kind of a macro pricing impact there?

And then, also, on the mix side, wondering if you can give a ballpark at least of roughly what percentage of revenues were coming from workforce management, or maybe what you’re on track for the year, as well as into ’05, so we can get a sense of where that’s at versus where the pricing is for benefits outsourcing?

Dale Gifford - HEW - Chairman and CEO

1 think from a revenue per participant, I wouldn’t say that there’s anything that’s particularly different in terms of the mix. Nothing that’s particularly different in terms of the pricing, taking any individual quarter. You know, there tends to be ups and downs in terms of how much special project work there is in addition to, you know, regular ongoing service revenues. Though you do end up with some quarters that are traditionally higher, and some that are a little lower there.

April Henry- Morgan Stanley - Analyst

Did you see out of scope work this quarter, a little higher than perhaps last quarter or a year ago?

Dale Gifford - HEW - Chairman and CEO

Yes, out of scope work was a little higher. I maybe want to emphasize a little as opposed to dramatically higher than was true in the same quarter last year.

And in terms of revenues from work force management or payroll, you know, those are certainly at this point still fairly modest percentages of our overall outsourcing revenue. We’re probably looking at something in the neighborhood of, you know, 2 percent or so of our total firm wide revenues that might be related today to work force management, and about 2 percent that might be related to our payroll services. But

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we certainly see those both as opportunities to help drive greater increases in our revenue growth going forward.

April Henry - Morgan Stanley - Analyst

One last question for you, it’s on the payroll side, you said you’ve added services that would obviously go to TXU, and then the six customers will come in in fiscal ‘05. Did you add any other payroll clients in the quarter?

Dale Gifford - HEW - Chairman and CEO

I think the answer to that is yes, but I think those were the larger ones. And we’ll follow-up on that specifically.

April Henry - Morgan Stanley - Analyst

Okay. Thank you.

Operator

Thank you. We’ll now open the line of Mark Marcon from Wachovia Securities. Please go ahead.

Mark Marcon - Wachovia Securities - Analyst

Good morning. I wanted to drill down on the participant counts. Did, was there a slight decline in terms of defined contribution participants, sequentially?

Dale Gifford - HEW-Chairman and CEO

I think from a rounding point of view it’s, yes, .1m would -we’re I think at about 5.7 rounded, and last quarter I think it was 5.8 rounded.

Mark Marcon - Wachovia Securities - Analyst

Why was that, Dale?

Dale Gifford - HEW-Chairman and CEO

That’s probably more related to, you know, some of the smaller single service clients from NTRC. And that’s probably going to be an area that is going to be lumpier in terms of the increases. It obviously took a huge jump up when we signed the NTRC clients in the third quarter of last year, it went up from, you know, 4.5 to 5.7m, something like that at that point. And it’s a business where probably 15 percent or so of the business in the whole industry changes hands in any given year. Organically, I’d also add there will obviously be some changes in individual clients from quarter to quarter. And organically we’re seeing a little bit of an increase in terms of the numbers of, you know, participants, but not enough to be much more than a rounding error at this point.

Mark Marcon - Wachovia Securities - Analyst

Okay. And then what did you say the signed but not yet implemented count was for participants in the core [inaudible] area?

Unidentified Company Representative

And so for the fourth quarter we have 250,000 in backlog, and then for fiscal 2005 so far about a half a million.

Mark Marcon - Wachovia Securities-Analyst

And included in that is that large financial services win?

Dan DeCanniere - HEW-CFO

Yes.

Dale Gifford - HEW- Chairman and CEO

Yes.

Mark Marcon - Wachovia Securities - Analyst

Great, congratulations on that. And then with regards to the, you know, your expectations in terms of as we look out towards the balance of next year and the following year, do you think the number of participants is going to start ramping up from the potential to potentially cross-sell the current Exult clients that currently don’t do business with you?

Dale Gifford - HEW- Chairman and CEO

I think that’s a very good point. One of the things that is a particularly interesting and attractive, I’d say both about the Exult existing clients, as well as TXU and future other, you

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know, broader HR BPO or work force management clients is the opportunity for, you know, more of our services whether it’s in benefits outsourcing or in payroll outsourcing, or in actuarial services, you know, other consulting services.

You know, for us to be providing a broader array of services for those organizations where we’re in essence in, if I can use the metaphor, in the general contractor mode, and where our competitor is currently one of the subcontractors as we sometimes have been in the past for Exult, you know, for benefits outsourcing or actuarial services, or payroll, or others.

It is anticipated that we’ll transition more of that subcontracting work, or subcontracting relationships to the Hewitt system, the Hewitt approaches over time. But to point out we also want to be very sensitive to the needs, concerns of clients, and make sure that the clients see this as a real win as opposed to something disruptive.

We have a lot of HR content expertise that we can, you know, bring to add value to many of these situations. I think that is part of what is exciting to some organizations that we’ve talked about that like the combined offer and capabilities here of not having to have quite as many organizations doing, you know, individual pieces here from a subcontracting point of view.

Mark Marcon - Wachovia Securities-Analyst

Great. Thank you very much.

Operator

Thank you. We’ll open the line of Ashwin Shirvaikar with Citigroup. Please go ahead.

Ashwin Shirvaikar - Citigroup - Analyst

Thanks for taking my question. What is your view of free cash flow for next year when Exult is included? And also what assumptions are you making for HR BPO in that number? And then a related question is what core EPS dilution is I guess probably excludes one-time retention costs but should include integration and amortization?

Dan DeCanniere - HEW- CFO

Ashwin, this is Dan. I’m going to ask you to repeat the latter part of your question in a minute, because your mike, your speaker or something has got a lot of static on it.

I believe your first question was what is our expectation for free cash flow for ‘05?

Ashwin Shirvaikar - Citigroup - Analyst

When Exult is included, and what assumptions are you making for HR BPO then in that number?

Dan DeCanniere - HEW- CFO

Well, obviously, when Exult is included we’ve said 175m to 190m for fiscal ‘05. We obviously, include in those estimates both our own expectations with respect to implementation costs and the affect that those have, whether they be work force management clients or the Exult style of clients. And so no big difference there.

Ashwin Shirvaikar - Citigroup - Analyst

Okay. And the core EPS dilution, which I guess probably includes the onetime differentiation cost but includes integration costs and amortization?

Dan DeCanniere - HEW- CFO

Nothing in the economic model has changed at this point. We continue to expect that it would be about 2 percent if you exclude the onetime integration and retention costs and the amortization, the intangibles amortization.

Ashwin Shirvaikar - Citigroup - Analyst

Okay, but so that is your definition of whole EPS?

Dan DeCanniere - HEW- CFO

Well, no. What we’ve said is that would be core EPS excluding the amortization and the intangibles. We have not redefined core.

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Ashwin Shirvaikar - Citigroup - Analyst

Okay. Thank you.

Operator

Thank you. We’ll open the lineof [Scott Shear] [ph] with [Clovis Capital] [ph]. Please go ahead.:

Scott Shear - Clovis Capital - Analyst

Hi, guys. A great quarter. Can you just tell us what you’ve learned so far in terms of the buyback, in terms of the possibilities? Because I know you’ve been investigating it now for about four or five weeks. Can you give us any updates at all in terms of how you’re going to go about it?

Dale Gifford - HEW-Chairman and CEO

Well, let me comment. And maybe I’ll take it a little bit broader than just the buyback. Because I think we’re looking at this in combination with, you know, how we would approach Rule 144 sales which we would expect to continue to utilize those opportunities as we had started to do earlier in the year. And how that would tie together with the secondary offering which obviously was postponed from an expectation of early to mid summer, it was something that would probably be into sometime into calendar year 2005 at the earliest. And also how that would tie together with share repurchase.

We do continue to be sensitive to and look for ways to you might say sort of soften the cliff, you know, next summer in terms of the expiration of the transfer and sale restrictions. Including the possibility of using some of the share repurchase authorizations to help for that transition point of view. We’ve been having ongoing discussions with the Executive Committee of Hewitt Holdings which has now been renamed to [For Holdings] [ph], and we expect that they may ask for some additional liquidity alternatives and possibilities, but don’t expect that that’s likely prior to closing on the merger here.

So I’d say at this point we’re having discussions, we’re talking with advisors, we’re looking at different ways that could operate, but don’t expect that anything significant would be happening for at least the next couple of months. Nothing is decided yet, but we do understand the need to be very planful here.

Scott Shear - Clovis Capital -Analyst

No, I appreciate that. My only feedback and I’m not telling you anything you don’t know is that in all buybacks and in all stock purchases price is relevant, and so as your price has gone from 31 and 25, I would think that these conversations that you’re having with holdings are not mutually exclusive from you being able to step up and buy, you know, 1 m and 2m, 3m of your stock.

I mean from the day you announced Exult by my calculation about 12m shares was traded in the last two months, which is about 30 percent or even more than that of your available float. And so you know, the time is somewhat of the essence, because by the time you get around to talking about it and doing it you might be paying 28,29 instead of paying 25,26.

And so I appreciate it, and 1 know you guys are working on it. But I would say that the two are not mutually exclusive, and you could be in the market now buying 1 m or 2m or 3m shares, and then go back and buy 10m shares at a later date, given the amount of cash you generate. But I appreciate you’re working on it, and I know you guys are well intentioned, but I don’t think the two are mutually exclusive and to the extent you could be in the market at 25 or 26 my guess is that’s going to be a better price than the 29,30,32 you’re going to pay six months from now.

Dale Gifford - HEW- Chairman and CEO

Appreciate the input. We actually agree with that, but also I’d say that the reason we’re not, haven’t been in the market doing any share repurchase at this point isn’t related to our being unable to figure out how to do that or how to approach that, it’s really related to some of the specific constraints, some legal, others practical in terms of our being out there until at least after the vote is completed.

Scott Shear - Clovis Capital - Analyst

I understand the lawyers have their way with these things. Thank you very much, and a great job, great quarter, and good luck with the Exult.

Dale Gifford - HEW- Chairman and CEO

Thanks.

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Dan DeCanniere - HEW-CFO

Thank you.

Operator

Thank you. We’ll open the line of Tien-Tsin Huang from JP Morgan. Please go ahead.

Tien-Tsin Huang - JP Morgan-Analyst

Hi, it’s Tien-Tsin. On the benefit side any change to your historical win rate of 40 percent?

Dale Gifford - HEW - Chairman and CEO

As we looked at the, both the quarter and fiscal year-to-date our win rate for benefits outsourcing in North America, which is the substantial majority here, has been in the 30s. It’s not quite as high as what we’ve historically seen, but some of that is because there have actually been more no decisions and some things just getting pulled, and our win rates that we’ve always quoted have been of those proposals that were outstanding even though some of them end up getting pulled. They’ve mostly been more bundled multi-service situations, either multiple benefits or increasingly some were payroll and benefits, or work force management payroll and benefits have been combined together. Which I think is a reinforcement to us as to why it’s important for us to have a broader offer and an ability to provide these multiple services in a very integrated way.

Dan DeCanniere - HEW - CFO

I would also point out Tien-Tsin that included in the number, the 30 percent that Dale is quoting is our loss on the B of A contract, because we did re-bid that, and so that’s included in those percents. We talked about that one with respect to the B of A fleet decision. So I think that’s a little bit weighted in this quarter.

Dale Gifford - HEW - Chairman and CEO

But it also happens to, and maybe this is just an idiosyncrasy of the way we do these calculations, but we try to be very consistent from quarter to quarter. It does not include the large financial services organization that I referred to where we’ve simply expanded the work force that is provided under our contract, because that wasn’t a new service even though we’re picking up a substantial number of additional people through that process.

Tien-Tsin Huang - JPMorgan-Analyst

Understood. That’s helpful. And then in terms of the backlog, what is the mix there between health and welfare, [inaudible] and DD?

Dale Gifford - HEW - Chairman and CEO

I think at this point that backlog is a little, for Q4 is a little more heavily weighted toward health and welfare with the rest being defined benefit. And so far for next year it’s about two-thirds defined benefit and one-third health and welfare, with defined contribution just being a little lost in the rounding at this point on that. There’s obviously some seasonality to that, especially with respect to the typical timing of health and welfare decisions.

Tien-Tsin Huang - JP Morgan - Analyst

Okay. Thanks. And then the last question on the consulting side, can you talk at a high level about utilization rates and billing rates? I know you typically don’t like to use utilization metric, but maybe just at a high level there?

Dale Gifford - HEW - Chairman and CEO

Well I think over shorter time periods there tend not to be, you know, lots of changes in terms of the staffing levels other than some of the normal, you know, things through attrition and some replacement hiring, et cetera. And so the fact that our relative to the same quarter last year that our margin, operating margin in consulting is down is mostly a reflection of the fact that utilization is down somewhat. There tends to be an area where the supply of available hours allows for a fair amount of elasticity of being able to handle, you know, some short-term up ticks or down ticks in terms of the demand of services. And so we are seeing some reduction over a year ago in terms of utilization.

Dan DeCanniere - HEW-CFO

Yeah, I would point out that in one particular case utilization, part of the lower utilization however is in countries that are

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outside the U.S. where you’re not, you don’t have the same flexibility with respect to right sizing staffing.

Tien-Tsin Huang - JP Morgan - Analyst

Got you. If I could just sneak one more in here? Any change in organic participant growth? Thanks.

Dale Gifford - HEW - Chairman and CEO

No, I’d say it’s neutral to a very, very slight up tick. We’re not seeing any major movement in a positive side yet. I think a lot of the job creation has up to this point probably been a bit more with smaller organizations, and our client base tends to be more of the larger organizations.

Tien-Tsin Huang - JP Morgan - Analyst

Thank you.

Operator

Thank you. We’ll open the line of Greg Gould with Goldman Sachs. Please go ahead.

Greg Gould - Goldman Sachs - Analyst

Thanks. On the acquisitions, Dale, I know you mentioned that Northern Trust is, should perform on an operating profit basis better than originally anticipated. But if we look at the two acquisitions together, Northern Trust and Cyborg, are they meeting the top line expectations currently?

Dale Gifford - HEW - Chairman and CEO

I think in general, yes, I’d say from a payroll point of view with Cyborg probably a little under the growth expectations we had for this year as we’ve done some reorganizing and refocusing of some of our own sales force. But we’re seeing even in the last quarter or so a greater level of momentum, including some of the specific wins that I mentioned here.

And we also see a quite considerable opportunity as we move toward merging with Exult here, to be able to utilize the technology and the processes that came to us, and that we’ve now further developed with Cyborg to be able to apply to the payroll, processing payroll outsourcing work that Exult is doing running a fair number of client related systems, and the ability to bring those things together and to transition to our one-to-many approaches.

Greg Gould - Goldman Sachs - Analyst

And so Exult’s payroll capability would probably be the main driver in this part of the solution going forward, right? And Cyborg a subset of that?

Dale Gifford - HEW - Chairman and CEO

I’d say it would be a significant driver, but we’re also seeing even in our own work force management clients that are starting on our one-to-many model as well as occasionally in some benefits outsourcing situation that payroll is bundled into other services and sometimes is almost seems like an add-on where the focus is work force management, is the benefits work that’s being outsourced or if it’s being outsourced, and payroll is something that gets added on, particularly as long as we can show a high quality solution, flexible and well integrated solution. We do plan to utilize the Cyborg platform for the Exult clients, however.

Greg Gould - Goldman Sachs - Analyst

Okay. And if I could just sneak in a couple more questions? First on the average participant size of the two BPO deals, or sorry the revenue per participant for the two new BPO deals that you won recently, how do they compare with the other four?

Dale Gifford - HEW - Chairman and CEO

I’d say they’re quite in line with what we’ve provided with the first four.

Greg Gould - Goldman Sachs - Analyst

Okay. And a little investment on more course management still running at the previous rate?

Dale Gifford - HEW - Chairman and CEO

Yes, we have just, I think as we look at fiscal ‘05 we’d expect to still be within that same range but not quite as high within that range, with more of the investment in fiscal ‘05 being

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focused on implementing new clients rather than building out the underlying capability.

Greg Gould - Goldman Sachs - Analyst

Okay. Thank you.

Operator

Thank you. We’ll open the line of Marta Nichols with Banc of America Securities. Please go ahead.

Marta Nichols - Banc of America Securities - Analyst

Good morning, thanks. I wanted to go back to something that Mark, that you were discussing with Mark. I don’t know in your [DC] [ph] participants. You mentioned, I think, the [inaudible] percent of the time contribution [inaudible] changes hands in any given year. And I’m wondering what that’s driven by? Is that primarily price, or are there other factors? And then secondly, is that essentially included in your [inaudible] client retention rate?

Dale Gifford - HEW - Chairman and CEO

Yes, it is clearly included in our retention rates and how we talk about that business. The defined contribution business is always had more turnover, more change in terms of service providers. Partially because it’s a much easier service to transition. Now our turnover tends to be, you know, lower than what I’ve quoted overall, and so we generally would view that as giving us more opportunities than not.

And I’d say where we’ve tended to be the most successful in winning would be where we’ve got a larger organization that does see some of the benefits, some of the power to having multiple services provided with one provider, integrated web sites, integrated database, you know, one place for participants to go to find out all their answers to all of their benefits questions.

I’d say those that we tend to see more turnover that works against us are in smaller and medium sized single service areas, where it’s not somehow attached to anything else that we’re doing for a client.

Marta Nichols - Banc of America Securities - Analyst

Okay. And then in a kind of related question, I guess, you also mentioned that defined benefit is, you know, an increasingly mature business, and that most clients do outsource it or are going to outsource, have outsourced it at this point. Where are you in that cycle would you say with defined contribution and health and welfare? Are you 50 percent of the way there, 75 percent of the way there in terms of the maturity of those respective services?

Dale Gifford - HEW - Chairman and CEO

Yeah, with respect to outsourcing defined contribution is the very mature one that just about everybody who is going to outsource has already outsourced. With defined benefit outsourcing and health and welfare outsourcing even for the large company market that we focus on we still believe it’s, you know, only in the neighborhood of third or so that have outsourced those services, and so still seeing lots of opportunity to be able to grow within that market.

With, in our consulting area or retirement and financial management services, primarily actuarial services, I would describe actuarial services as very mature in that everybody who has got defined benefit plans already has an actuary that’s providing services. And so that is more of a [inaudible] kind of business, but the defined benefit outsourcing is still quite immature as we view it from that perspective.

And we’ve continued to emphasize both internally and externally the value that we can provide by being able to integrate our consulting and our outsourcing services, reflecting the fact that the vast majority of our competitors are either consulting competitors or an outsourcing competitor but don’t have the breadth of capabilities and the ability to tie together the whole range of healthcare issues and services, the whole range of retirement issues or services that we’re able to provide.

Marta Nichols - Banc of America Securities - Analyst

That’s helpful. Thanks. And then just as a final question on Exult. You, I think, talked a little bit about this when you initially announced it on the conference call, but I’m wondering with some time having looked at it if you can discuss a little bit more about the cultural integration, given that the two companies’ methods of going to market are somewhat different? I think you described Hewitt as being

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more transformational in that you tend to move clients on to our systems and platforms, where Exult will often takeover client platforms and systems. Do you intend to go to market using both of those strategies going forward? Or can you talk a little bit about how the two either integrate or work separately?

Dale Gifford - HEW-Chairman and CEO

Yes. You’ve characterized the traditional model that Hewitt Associates has used and that Exult has used quite well. And as we’re going to market we’re not seeing ourselves as having two distinct models that will be run distinctly different. We’re seeing one model that gives clients a lot more flexibility in terms of how you might get started in a relationship. For a client that has major investments and the latest HRMS Peoplesoft or SAP upgrades, and who wants to move very quickly, the approach that an Exult or others have used in that way of just taking over existing services, existing practices, existing systems might be a very attractive way to start the process.

If your systems are more broken, you haven’t made those major investments that are capitalized on your books, et cetera, you might want to take one big step to our more transformational model. But even for somebody who takes the first step using the Exult approach we would now be expecting that there are lots of advantages, lots of reasons for an organization to with our help transition to our more one-to-many systems, our systems and approaches overtime.

That greater flexibility in terms of how a relationship gets started and maybe how quickly, whether fast or more gradual the transitions to our one-to-many approaches is a key part of the reason why there is a lot of interest in the marketplace in terms of what we’ll be able to do on a combined basis, which at this point nobody else will be in a position to be able to do that way. So we’re still very committed to the one-to-many approach. We see this as a way to bring on clients from lots of different positions, and be able to move at varying speeds to get to that.

Marta Nichols - Banc of America Securities - Analyst

Okay. Thanks.

Operator

Thank you. We’ll open the line of Adam Waldo with Lehman Brothers. Please go ahead.

Adam Waldo - Lehman Brothers - Analyst

Good morning, everyone. Thank you for taking my questions.

In the core EPS solution guidance that you gave on the Exult announcement date of 23 cents approximately for fiscal’05 and 17 cents for fiscal’06, and given some of Dale’s comments in press interviews around the same day that that deal, based on your conservative expectations would be EPS accretive only in about fiscal’08.1 guess a two-part question.

First, as you looked strategically at where to commit incremental capital in the business from an M&A standpoint what made you decide to put capital into the very crowded HR BPO space relative to some of your earlier investments in the late’90’s and early 2000’s period? And the middle market should have been outsourcing, and in the middle market consulting area? And then I’ll ask the second part as a follow-up.

Dale Gifford - HEW- Chairman and CEO

A couple of comments here. One is that in our own analysis and looking at this while we are certainly aware of and sensitive to the issues from a GAAP earnings perspective we also looked very strongly at cash. And discounted cash flow analysis, returns on cash here, and the - I know from talking to lots of people, everybody has a somewhat different perspective on how you might look at things like amortization of intangibles, they’re related to the acquisition. But our focus was a lot more on cash, cash generation, cash earnings with an acknowledgement that there are some things both in this situation as well as in the Cyborg acquisition that do from a GAAP point of view have a somewhat different impact.

You know, the broader HR BPO market is a very immature market. It’s one where we are one, even on a standalone basis, one of the leading players. We are, even though, we now have six clients signed up, that does make us one of the leading players. And we see this as a significant driver in terms of future opportunities given our leadership position from an HR expertise, domain content perspective, as well as our being the largest outsource provider in HR, admittedly through benefits today, that it’s a natural for us to be able to extend

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that into this broader area. And that this will have similar opportunity to position us differently, to transform, you know, our growth in the decade of the 2000’s to what benefits outsourcing did in the 1990’s.

We continue to be interested in and making developments related to the mid-market. An awful lot of our consulting clients have been mid-market, which we would define as maybe 2,000 to 10,000 employees. Though for some they might view that as a large market, but that would be mid-market in our context. And we want to be able to serve those clients well, but we still see lots of opportunity in the large company market for benefits outsourcing, as well as for this broader workforce management, HR BPO, and payroll. And believe we ought to be the provider that can provide the broadest range of services in the most integrated way.

Adam Waldo - Lehman Brothers - Analyst

Thank you for that. And then drilling down on the levers going forward to be able to deliver better economic performance than what you characterized as the conservative targets you’ve laid out, can you help us understand where you see the opportunities? Is it on the book of business that Exult has today? Many of the contracts of which may not be earning your cost of capital in terms of trying to be able to migrate up pricing, or cross-sell additional services, or is it overall opportunities you see from a material revenue synergy standpoint? Help us understand better where you would expect there might be some opportunity for material out performance of the targets you’ve set?

Dale Gifford - HEW- Chairman and CEO

I think it falls into at least three categories here. And you’ve characterized some of them pretty well, Adam. I’d say part of it is with the existing book of business. We have an opportunity to accelerate the progress that’s already being made in terms of [end] [ph] of contracts and profitability on individual client contracts.

And part of this is just our ability to be able to become the service provider for more of the individual services that might be subcontracted, if you will, to others today, with respect to benefits, with respect to payroll, with respect to, you know, the broader work force management services. And we see to accelerate that process and get to more of these leverageable, scaleable, one-to-many approaches in these areas for Exult’s existing clients. They would have been going down that direction eventually, but needing to make much more substantive investments in order to build that capability. We already have a lot of that capability.

There’s also the flip side of that where there were some areas within our work force management area that we had on our to do list, or were working toward developing, defining what the capabilities needed to be, where Exult already has several of those capabilities. So I’d say our current capabilities were highly complementary, and so that will save both of us some investment opportunities in the future, the investment requirements in the future. There’s obviously also just the aspects related to running two separate organizational structures and being able to tighten up our shared practice costs on a combined basis. But I’d say that, a fair amount of that has already been worked into our synergy estimate.

We have not, you know, shared a great deal yet, and we think it’s a bit premature to try to do so in terms of what we might anticipate in terms of revenue growth and the ability to, therefore, have more bottom line growth going forward, but that’s very much related to our having a model that is more flexible, and I think more exciting to clients and prospects, as well as to us from a financial point of view on a going forward basis.

And I very much expect that we will be able to, you know, continue to comment not only about the pipeline increasing but about individual wins that over the next couple of months that we get, and presumably that Exult gets also on a standalone basis but also to be able to report that on a combined basis after the merger is completed. And ultimately that’s the best bottom line both above and beyond these forecasts is to get more top line growth that we manage very successfully.

Operator

Thank you. We do have time for one more question, and that question will come from [Todd Van Fleet] [ph] with First Analysis.

Todd Van Fleet - First Analysis-Analyst

Hi, guys. Dale, could you talk a little about some of the challenges the Company faces in pricing these transitional BPO contracts vis-a-vis the transformational type contracts? And in particular, if you could talk about segment margins, payback periods, and the like?

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Dale Gifford - HEW- Chairman and CEO

Certainly, a chief challenge in that process is the increased level of due diligence that’s required in each individual client situation, going into it, to truly understand all their current costs and their current processes, and identify what are the opportunities for improvements along the way. In our typical model with respect to benefits outsourcing and work force management we’re much more focused on what our costs would be to get the work done, and left it more to the client, although often would help the client to identify and analyze their current cost structures.

But I’d also say that even as Exult was developing their model, refining their model, and as we’ve looked at it, and we do expect that more and more of these contracts will be moving to a per person, per unit, or per person per year cost, more like what we’ve done in the benefits outsourcing and other areas, as opposed to the guarantee that we’re going to save X percent on the front end. You might to get very comparable economics in both approaches, but it does have a different approach here, and one that I think puts less of the risk on the service provider.

Todd Van Fleet - First Analysis-Analyst

Thanks.

Dale Gifford - HEW-Chairman and CEO

Let me just conclude by saying that once again we want to reiterate that we feel very confident about the long-term prospects for the business. We have a very unique service offering, a strong competitive position, and we will continue to make decisions to position Hewitt Associates for continued long-term success.

And so with that, I’d like to thank you for joining us today.

Operator

Thank you. Ladies and gentlemen, this conference will be made available for replay after 12:45 p.m. Central Time today, running through Thursday, August 5th, 2004 at midnight. You may access the AT&T Executive Playback Service at any time by dialing 1-800-475-6701, international participants, 320-365-3844, using the access code 738334. Those numbers again are 1-800-475-6701, international participants 320-365-3844, using the access code 738334. That does conclude our conference for today.

Thank you for your participation and for using AT&T’s Executive Teleconference Service. You may now disconnect.

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SEC Information

Forward-Looking Information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Form 10-K and Hewitt’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

Hewitt has filed a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC’s internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt’s executive officers and directors in Hewitt’s definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult’s executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.